National Futures Association

OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By   VISCARDIR   ROSEANN VISCARDI

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072

NFA ID   0361733   ROYAL BANK OF CANADA

Submitted By VISCARDIR   ROSEANN VISCARDI

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By VISCARDIR   ROSEANN VISCARDI

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an **entity**.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any **person** other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number 3038-0072
NFA ID 0361733 ROYAL BANK OF CANADA
Submitted By VISCARDIR   ROSEANN VISCARDI

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By   VISCARDIR   ROSEANN VISCARDI

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number 3038-0072
NFA ID 0361733 ROYAL BANK OF CANADA
Submitted By VISCARDIR   ROSEANN VISCARDI

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM   0.5 hours
SD   1.0 hours
MSP   1.0 hours
RFED   0.5 hours
IB   0.4 hours
CPO   0.4 hours
CTA   0.4 hours
FT   0.5 hours

Form 3-R   0.1 hours
Form 7-W   0.1 hours
Form 8-R   0.8 hours
Form 8-T   0.2 hours

Form 8-W   0.1 hours.



OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By   VISCARDIR   ROSEANN VISCARDI

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.

Firm Application (7R) Filed December 20, 2012   Page 13

OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By VISCARDIR   ROSEANN VISCARDI

Business Information

Business Address	9TH FLOOR, SOUTH TOWER ROYAL BANK PLAZA 200 BAY STREET TORONTO, ONTARIO M5J 2W7 CANADA
Phone Number	212-858-7118
Fax Number	212-658-6165
E-mail Address	ROSEANN.VISCARDI@RBCCM.COM
Website / URL	WWW.RBC.COM
Federal EIN	Not provided.
CRD ID	Not provided.
Form of Organization	OTHER
Location	CANADA
Other Names	BANQUE ROYALE DU CANADA DBA IN USE

Location of Business Records

Business Records Address

9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.



OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By VISCARDIR   ROSEANN VISCARDI

Holding Company Information

None.



OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By   VISCARDIR   ROSEANN VISCARDI

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

ALBERTA INSURANCE COUNCIL
ENERGY RESOURCE CONSERVATION BOARD
EASTERN CARIBBEAN CENTRAL BANK
AUSTRALIAN PRUDENTIAL REGULATORY AUTHORITY
AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
AUSTRALIAN TRANSACTION REPORTING & ANALYSIS CENTRE (AUSTRAC)
CENTRAL BANK OF THE BAHAMAS
THE CENTRAL BANK OF BARBADOS
CENTRAL BANK OF BRAZIL
BRUNEI INTERNATIONAL FINANCIAL CENTRE, MINISTRY OF FINANCE
NATIONAL ENERGY BOARD
OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
CAYMAN ISLANDS MONETARY AUTHORITY
CHINA BANKING REGULATORY COMMISSION
SUPERINTENDENT OF BANKS (COLOMBIA)
CENTRAL BANK OF COSTA RICA
EASTERN CARIBBEAN CENTRAL BANK
FINANCIAL SERVICES AUTHORITY (UK)
HONG KONG MONETARY AUTHORITY
SECURITIES AND FUTURES COMMISSION (HONG KONG)
RESERVE BANK OF INDIA
FINANCIAL SERVICES AGENCY, JAPAN
JAPAN SECURITIES DEALERS ASSOCIATION
ONTARIO ENERGY BOARD
AUTORITÉ DES MARCHÉS FINANCIERS
INSURANCE COUNCILS OF SASKATCHEWAN
MONETARY AUTHORITY OF SINGAPORE
BANK OF SPAIN
CENTRAL BANK OF TRINIDAD AND TOBAGO
TRINIDAD AND TOBAGO SECURITIES AND EXCHANGE COMMISSION

U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE OFFICE OF THE CONTROLLER OF THE CURRENCY

OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By VISCARDIR   ROSEANN VISCARDI

OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By   VISCARDIR   ROSEANN VISCARDI

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

OMB Number 3038-0072
NFA ID 0361733   ROYAL BANK OF CANADA
Submitted By VISCARDIR   ROSEANN VISCARDI

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**

OMB Number   3038-0072

NFA ID   0361733   ROYAL BANK OF CANADA

Submitted By   VISCARDIR   ROSEANN VISCARDI

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **NO**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**



Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an <u>adversary action</u> brought by, or on behalf of, a bankruptcy trustee?   **NO**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**



OMB Number   3038-0072
NFA ID   0361733   ROYAL BANK OF CANADA
Submitted By VISCARDIR   ROSEANN VISCARDI

Contact Information

Registration Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Membership Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Accounting Contact

DAMIAN MCCORMICK
500 W. MADISON
SUITE 2500
CHICAGO, NY 60661
UNITED STATES
Phone: 312-559-2046
Fax: 312-357-2412
E-mail: DAMIAN.MCCORMICK@RBCCM.COM

National Futures Association

Firm Application (7R) Filed December 20, 2012

Page 24

OMB Number   3038-0072

NFA ID   0361733   ROYAL BANK OF CANADA

Submitted By   VISCARDIR   ROSEANN VISCARDI

Arbitration Contact

JOSEPH BARBELLA
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7697
Fax: 212-658-6158
E-mail: JOSEPH.BARBELLA@RBCCM.COM

Compliance Contact

JOSEPH BARBELLA
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7697
Fax: 212-658-6158
E-mail: JOSEPH.BARBELLA@RBCCM.COM

Chief Compliance Officer

HOWARD PLOTKIN
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: (212) 428-6517
Fax: (212) 658-6125
E-mail: HOWARD.PLOTKIN@RBCCM.COM

OMB Number 3038-0072
NFA ID 0361733   ROYAL BANK OF CANADA
Submitted By VISCARDIR   ROSEANN VISCARDI

Enforcement/Compliance Communication Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Enforcement/Compliance Communication Contact

JOSEPH BARBELLA
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7697
E-mail: JOSEPH.BARBELLA@RBCCM.COM

Enforcement/Compliance Communication Contact

RYAN TAYLOR
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7566
E-mail: RYAN.TAYLOR@RBCCM.COM

OMB Number	3038-0072
NFA ID	0361733 ROYAL BANK OF CANADA
Submitted By	VISCARDIR ROSEANN VISCARDI

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Number   3038-0072

NFA ID   0361733   ROYAL BANK OF CANADA

Submitted By   VISCARDIR   ROSEANN VISCARDI

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0361733   ROYAL BANK OF CANADA

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JOSEPH
LAST NAME:	BARBELLA
TITLE:	MANAGING DIRECTOR
STREET ADDRESS 1:	3 WORLD FINANCIAL CENTER
STREET ADDRESS 2:	200 VESEY STREET
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10281
PHONE NUMBER:	212-618-7697
FAX NUMBER:	
E-MAIL ADDRESS:	JOSEPH.BARBELLA@RBCCM.COM
FILED BY:	CHANJ5
FILED ON:	1/21/2015 9:27:59 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	January 21, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Business Information

Business Address	9TH FLOOR, SOUTH TOWER
	ROYAL BANK PLAZA
	200 BAY STREET
	TORONTO, ONTARIO M5J 2W7
	CANADA
Phone Number	212-858-7118
Fax Number	212-658-6165
E-mail Address	ROSEANN.VISCARDI@RBCCM.COM

National Futures Association

Business Locations (3R)   Page 2

Filed   January 21, 2015   **OMB Number**   3038-0072
Registrant   ROYAL BANK OF CANADA   **NFA ID**   0361733
Submitted By   JENNIFER CHAN   **User ID**   CHANJ5

Location of Business Records

Business Records Address

9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.



National Futures Association

Business Locations (3R)   Page 3

Filed   January 21, 2015   **OMB Number** 3038-0072
Registrant   ROYAL BANK OF CANADA   **NFA ID**   0361733
Submitted By   JENNIFER CHAN   **User ID**   CHANJ5

Contact Information

Registration Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Membership Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Accounting Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Filed	January 21, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Arbitration Contact

JOSEPH BARBELLA
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7697
Fax: 212-658-6158
E-mail: JOSEPH.BARBELLA@RBCCM.COM

Compliance Contact

JOSEPH BARBELLA
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7697
Fax: 212-658-6158
E-mail: JOSEPH.BARBELLA@RBCCM.COM

Chief Compliance Officer

HOWARD PLOTKIN
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: (212) 428-6517
Fax: (212) 658-6125
E-mail: HOWARD.PLOTKIN@RBCCM.COM

National Futures Association

Filed	January 21, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Enforcement/Compliance Communication Contact

RYAN TAYLOR
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7566
E-mail: RYAN.TAYLOR@RBCCM.COM

Enforcement/Compliance Communication Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Filed	January 21, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



National Futures Association

Filed	February 26, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	ROSEANN VISCARDI	**User ID**	VISCARDIR

Business Information

Business Address	9TH FLOOR, SOUTH TOWER ROYAL BANK PLAZA 200 BAY STREET TORONTO, ONTARIO M5J 2W7 CANADA
Phone Number	212-858-7118
Fax Number	212-658-6165
E-mail Address	ROSEANN.VISCARDI@RBCCM.COM

National Futures Association

Filed	February 26, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	ROSEANN VISCARDI	**User ID**	VISCARDIR

Location of Business Records

Business Records Address

9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.



National Futures Association

Filed	February 26, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	ROSEANN VISCARDI	**User ID**	VISCARDIR

Contact Information

Registration Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Membership Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Accounting Contact

MARLIES BECK (TECBAC)
RBC CAPITAL MARKETS
200 VESEY STREET
7TH FLOOR, 155 WELLINGTON STREET
TORONTO, ONTARIO M5V 3K7
CANADA
Phone: 416-842-2536
E-mail: MARLIES.BECK@RBC.COM

Filed	February 26, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	ROSEANN VISCARDI	**User ID**	VISCARDIR

Arbitration Contact

JOSEPH BARBELLA
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7697
Fax: 212-658-6158
E-mail: JOSEPH.BARBELLA@RBCCM.COM

Compliance Contact

JOSEPH BARBELLA
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7697
Fax: 212-658-6158
E-mail: JOSEPH.BARBELLA@RBCCM.COM

Chief Compliance Officer

HOWARD PLOTKIN
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: (212) 428-6517
Fax: (212) 658-6125
E-mail: HOWARD.PLOTKIN@RBCCM.COM

Filed	February 26, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	ROSEANN VISCARDI	**User ID**	VISCARDIR

Enforcement/Compliance Communication Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Enforcement/Compliance Communication Contact

RYAN TAYLOR
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7566
E-mail: RYAN.TAYLOR@RBCCM.COM

National Futures Association

Business Locations (3R)   Page 6

Filed	February 26, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	ROSEANN VISCARDI	**User ID**	VISCARDIR

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



National Futures Association

Business Locations (3R)   Page 1

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Business Information

Business Address   9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

Phone Number   212-858-7118

Fax Number   212-658-6165

E-mail Address   ROSEANN.VISCARDI@RBCCM.COM

National Futures Association

Business Locations (3R)   Page 2

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Location of Business Records

Business Records Address

9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.



Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Contact Information

Registration Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Membership Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Accounting Contact

MARLIES BECK (TECBAC)
155 WELLINGTON ST W, 7TH FLR
RBC CAPITAL MARKETS
TORONTO, ONTARIO M5V 3K7
CANADA
Phone: 416-842-2536
E-mail: MARLIES.BECK@RBC.COM

National Futures Association

Business Locations (3R)   Page 4

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Arbitration Contact

RYAN TAYLOR
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET, 5TH FLOOR
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Compliance Contact

RYAN TAYLOR
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET, 5TH FLOOR
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Chief Compliance Officer

HOWARD PLOTKIN
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: (212) 428-6517
Fax: (212) 658-6125
E-mail: HOWARD.PLOTKIN@RBCCM.COM

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Enforcement/Compliance Communication Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Enforcement/Compliance Communication Contact

RYAN TAYLOR
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7566
E-mail: RYAN.TAYLOR@RBCCM.COM

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



National Futures Association

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Business Information

Business Address   9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

Phone Number   212-858-7118

Fax Number   212-658-6165

E-mail Address   ROSEANN.VISCARDI@RBCCM.COM



National Futures Association

Business Locations (3R)

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Location of Business Records

Business Records Address

9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Contact Information

Registration Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Membership Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Accounting Contact

MARLIES BECK (TECBAC)
155 WELLINGTON ST W,
7TH FLR
TORONTO, ONTARIO M5V 3K7
CANADA
Phone: 416-842-2536
E-mail: MARLIES.BECK@RBC.COM

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Arbitration Contact

RYAN TAYLOR
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET, 5TH FLOOR
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Compliance Contact

RYAN TAYLOR
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET, 5TH FLOOR
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Chief Compliance Officer

HOWARD PLOTKIN
MANAGING DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: (212) 428-6517
Fax: (212) 658-6125
E-mail: HOWARD.PLOTKIN@RBCCM.COM

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Enforcement/Compliance Communication Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Enforcement/Compliance Communication Contact

RYAN TAYLOR
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-618-7566
E-mail: RYAN.TAYLOR@RBCCM.COM

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



National Futures Association

Business Locations (3R)   Page   1

Filed	February 28, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Business Information

Business Address   9TH FLOOR, SOUTH TOWER
                             ROYAL BANK PLAZA
                             200 BAY STREET
                             TORONTO, ONTARIO M5J 2W7
                             CANADA

Phone Number   212-858-7118

Fax Number   212-658-6165

E-mail Address   ROSEANN.VISCARDI@RBCCM.COM

Filed	February 28, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Location of Business Records

Business Records Address

9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	February 28, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Contact Information

Registration Contact

ROSEANN VISCARDI
DIRECTOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Membership Contact

ROSEANN VISCARDI
DIRECTOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Accounting Contact

MARLIES BECK (TECBAC)
155 WELLINGTON ST W,
7TH FLR
TORONTO, ONTARIO M5V 3K7
CANADA
Phone: 416-842-2536
E-mail: MARLIES.BECK@RBC.COM

Filed	February 28, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Arbitration Contact

RYAN TAYLOR
DIRECTOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Compliance Contact

RYAN TAYLOR
DIRECTOR
30 HUDSON
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Chief Compliance Officer

HOWARD PLOTKIN
MANAGING DIRECTOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 428-6517
Fax: (212) 658-6125
E-mail: HOWARD.PLOTKIN@RBCCM.COM

Filed	February 28, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Enforcement/Compliance Communication Contact

ROSEANN VISCARDI
DIRECTOR
3 WORLD FINANCIAL CENTER
200 VESEY STREET
NEW YORK, NY 10281
UNITED STATES
Phone: 212-858-7118
Fax: 212-658-6158
E-mail: ROSEANN.VISCARDI@RBCCM.COM

Enforcement/Compliance Communication Contact

RYAN TAYLOR
DIRECTOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
E-mail: RYAN.TAYLOR@RBCCM.COM

Filed	February 28, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	JENNIFER CHAN	**User ID**	CHANJ5

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0361733   ROYAL BANK OF CANADA

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	ROSEANN
LAST NAME:	VISCARDI
TITLE:	DIRECTOR
STREET ADDRESS 1:	3 WORLD FINANCIAL CENTER
STREET ADDRESS 2:	200 VESEY STREET
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10281
PHONE NUMBER:	212-858-7118
FAX NUMBER:	212-658-6158
E-MAIL ADDRESS:	ROSEANN.VISCARDI@RBCCM.COM
FILED BY:	HERMANL2
FILED ON:	11/10/2017 7:21:29 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)   Page   1

Filed	November 10, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Business Information

Business Address
9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

Phone Number   612-371-7868

Fax Number   877-846-5882

E-mail Address   LORA.HERMAN@RBC.COM

National Futures Association

Filed	November 10, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Location of Business Records

Business Records Address

9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	November 10, 2017
Registrant	ROYAL BANK OF CANADA
Submitted By	LORA HERMAN

OMB Numbers	3038-0023 and 3038-0072
NFA ID	0361733
User ID	HERMANL2

Contact Information

Registration Contact

LORA HERMAN
AVP, REGISTRATION MANAGER
60 S. 6TH STREET
14TH FLOOR
MINNEAPOLIS, MN 55402
UNITED STATES
Phone: 612-371-7868
Fax: 877-846-5882
E-mail: LORA.HERMAN@RBC.COM

Membership Contact

LORA HERMAN
AVP, REGISTRATION MANAGER
60 S. 6TH STREET
14TH FLOOR
MINNEAPOLIS, MN 55402
UNITED STATES
Phone: 612-371-7868
Fax: 877-846-5882
E-mail: LORA.HERMAN@RBC.COM

Accounting Contact

MARLIES BECK (TECBAC)
155 WELLINGTON ST W,
7TH FLR
TORONTO, ONTARIO M5V 3K7
CANADA
Phone: 416-842-2536
E-mail: MARLIES.BECK@RBC.COM

Filed	November 10, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Arbitration Contact

RYAN TAYLOR
DIRECTOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Compliance Contact

RYAN TAYLOR
DIRECTOR
30 HUDSON
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Chief Compliance Officer

HOWARD PLOTKIN
MANAGING DIRECTOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 428-6517
Fax: (212) 658-6125
E-mail: HOWARD.PLOTKIN@RBCCM.COM

Business Locations (3R)   Page 5

Filed	November 10, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Enforcement/Compliance Communication Contact

RYAN TAYLOR
DIRECTOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
E-mail: RYAN.TAYLOR@RBCCM.COM

Enforcement/Compliance Communication Contact

LORA HERMAN
AVP, REGISTRATION MANAGER
60 S. 6TH STREET
14TH FLOOR
MINNEAPOLIS, MN 55402
UNITED STATES
Phone: 612-371-7868
Fax: 877-846-5882
E-mail: LORA.HERMAN@RBC.COM

Filed	November 10, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Filed	September 12, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Business Information

Business Address	9TH FLOOR, SOUTH TOWER ROYAL BANK PLAZA 200 BAY STREET TORONTO, ONTARIO M5J 2W7 CANADA
Phone Number	612-371-7868
Fax Number	877-846-5882
E-mail Address	LORA.HERMAN@RBC.COM

Filed	September 12, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Location of Business Records

Business Records Address

9TH FLOOR, SOUTH TOWER
ROYAL BANK PLAZA
200 BAY STREET
TORONTO, ONTARIO M5J 2W7
CANADA

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	September 12, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Contact Information

Registration Contact

LORA HERMAN
AVP, REGISTRATION & LICENSING SR. MGR
60 S. 6TH STREET
14TH FLOOR
MINNEAPOLIS, MN 55402
UNITED STATES
Phone: 612-371-7868
Fax: 877-846-5882
E-mail: LORA.HERMAN@RBC.COM

Membership Contact

LORA HERMAN
AVP, REGISTRATION & LICENSING SR. MGR
60 S. 6TH STREET
14TH FLOOR
MINNEAPOLIS, MN 55402
UNITED STATES
Phone: 612-371-7868
Fax: 877-846-5882
E-mail: LORA.HERMAN@RBC.COM

Accounting Contact

MARLIES BECK (TECBAC)
155 WELLINGTON ST W,
7TH FLR
TORONTO, ONTARIO M5V 3K7
CANADA
Phone: 416-842-2536
E-mail: MARLIES.BECK@RBC.COM

Filed	September 12, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Arbitration Contact

RYAN TAYLOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Compliance Contact

RYAN TAYLOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Chief Compliance Officer

RYAN TAYLOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
Fax: 212-658-6158
E-mail: RYAN.TAYLOR@RBCCM.COM

Filed	September 12, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Enforcement/Compliance Communication Contact

LORA HERMAN
AVP, REGISTRATION & LICENSING SR. MGR
60 S. 6TH STREET
14TH FLOOR
MINNEAPOLIS, MN 55402
UNITED STATES
Phone: 612-371-7868
Fax: 877-846-5882
E-mail: LORA.HERMAN@RBC.COM

Enforcement/Compliance Communication Contact

RYAN TAYLOR
DIRECTOR
30 HUDSON STREET
27TH FLOOR
JERSEY CITY, NJ 07302
UNITED STATES
Phone: 212-618-7566
E-mail: RYAN.TAYLOR@RBCCM.COM

Filed	September 12, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	ROYAL BANK OF CANADA	**NFA ID**	0361733
Submitted By	LORA HERMAN	**User ID**	HERMANL2

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0361733   ROYAL BANK OF CANADA

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	LORA
LAST NAME:	HERMAN
TITLE:	AVP, REGISTRATION & LICENSING SR. MGR
STREET ADDRESS 1:	60 S. 6TH STREET
STREET ADDRESS 2:	14TH FLOOR
STREET ADDRESS 3:	
CITY:	MINNEAPOLIS
STATE:	MINNESOTA
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	55402
PHONE NUMBER:	612-371-7868
FAX NUMBER:	877-846-5882
E-MAIL ADDRESS:	LORA.HERMAN@RBC.COM
FILED BY:	LUCASJ2
FILED ON:	2/4/2020 8:32:54 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on February 04, 2020

NFA ID 0361733 ROYAL BANK OF CANADA
Submitted by JEFF LUCAS (LUCASJ2)

Business Information

Street Address 1	9TH FLOOR, SOUTH TOWER
Street Address 2	ROYAL BANK PLAZA
Street Address 3	200 BAY STREET
City	TORONTO
Province	ONTARIO
Zip/Postal Code	M5J 2W7
Country	CANADA
Phone Number	612-371-7868
Fax Number	877-846-5882
Email	EILEEN.WINKLER@RBC.COM
Website/URL	WWW.RBC.COM
CRD/IARD ID	Not provided

Location of Business Records

Street Address 1   9TH FLOOR, SOUTH TOWER
Street Address 2   ROYAL BANK PLAZA
Street Address 3   200 BAY STREET
City   TORONTO
Province   ONTARIO
Zip/Postal Code   M5J 2W7
Country   CANADA

Registration Contact Information

First Name	EILEEN
Last Name	WINKLER
Title	HEAD OF EMPLOYEE COMPLIANCE
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	2124286482
Email	EILEEN.WINKLER@RBC.COM

Enforcement/Compliance Communication Contact Information

First Name	RYAN
Last Name	TAYLOR
Title	DIRECTOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Email	RYAN.TAYLOR@RBCCM.COM

First Name	EILEEN
Last Name	WINKLER
Title	HEAD OF EMPLOYEE COMPLIANCE
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	2124286482
Email	EILEEN.WINKLER@RBC.COM

Membership Contact Information

Membership Contact
First Name	EILEEN
Last Name	WINKLER
Title	HEAD OF EMPLOYEE COMPLIANCE
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	2124286482
Email	EILEEN.WINKLER@RBC.COM

Accounting Contact
First Name	MARLIES
Last Name	BECK (TECBAC)
Street Address 1	155 WELLINGTON ST W,
Street Address 2	7TH FLR
City	TORONTO
Province	ONTARIO
Zip/Postal Code	M5V 3K7
Country	CANADA
Phone	416-842-2536
Email	MARLIES.BECK@RBC.COM

Arbitration Contact

First Name	RYAN
Last Name	TAYLOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Fax	212-658-6158
Email	RYAN.TAYLOR@RBCCM.COM

Compliance Contact

First Name	RYAN
Last Name	TAYLOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Fax	212-658-6158
Email	RYAN.TAYLOR@RBCCM.COM

Chief Compliance Officer Contact

First Name	RYAN
Last Name	TAYLOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Fax	212-658-6158
Email	RYAN.TAYLOR@RBCCM.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on March 02, 2021

NFA ID 0361733 ROYAL BANK OF CANADA
Submitted by SUSAN MARKUNAS (MARKUNASS2)

Business Information

Street Address 1	9TH FLOOR, SOUTH TOWER
Street Address 2	ROYAL BANK PLAZA
Street Address 3	200 BAY STREET
City	TORONTO
Province	ONTARIO
Zip/Postal Code	M5J 2W7
Country	CANADA
Phone Number	612-371-7868
Fax Number	877-846-5882
Email	EILEEN.WINKLER@RBC.COM
Website/URL	WWW.RBC.COM
CRD/IARD ID	Not provided

Location of Business Records

Street Address 1	9TH FLOOR, SOUTH TOWER
Street Address 2	ROYAL BANK PLAZA
Street Address 3	200 BAY STREET
City	TORONTO
Province	ONTARIO
Zip/Postal Code	M5J 2W7
Country	CANADA

Registration Contact Information

First Name	EILEEN
Last Name	WINKLER
Title	HEAD OF EMPLOYEE COMPLIANCE
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	2124286482
Email	EILEEN.WINKLER@RBC.COM

Enforcement/Compliance Communication Contact Information

First Name	RYAN
Last Name	TAYLOR
Title	DIRECTOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Email	RYAN.TAYLOR@RBCCM.COM

First Name	EILEEN
Last Name	WINKLER
Title	HEAD OF EMPLOYEE COMPLIANCE
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	2124286482
Email	EILEEN.WINKLER@RBC.COM

Membership Contact Information

Membership Contact

First Name	EILEEN
Last Name	WINKLER
Title	HEAD OF EMPLOYEE COMPLIANCE
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	2124286482
Email	EILEEN.WINKLER@RBC.COM

Accounting Contact

First Name	MARLIES
Last Name	BECK (TECBAC)
Street Address 1	155 WELLINGTON ST W,
Street Address 2	7TH FLR
City	TORONTO
Province	ONTARIO
Zip/Postal Code	M5V 3K7
Country	CANADA
Phone	416-842-2536
Email	MARLIES.BECK@RBC.COM

Arbitration Contact

First Name	RYAN
Last Name	TAYLOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Fax	212-658-6158
Email	RYAN.TAYLOR@RBCCM.COM

Compliance Contact

First Name	RYAN
Last Name	TAYLOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Fax	212-658-6158
Email	RYAN.TAYLOR@RBCCM.COM

Chief Compliance Officer Contact

First Name	ASHLEY
Last Name	BELICH
Street Address 1	200 VESEY STREET
Street Address 2	8TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	212-858-7165
Email	ASHLEY.BELICH@RBCCM.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on March 12, 2021

NFA ID 0361733 ROYAL BANK OF CANADA
Submitted by SUSAN MARKUNAS (MARKUNASS2)

Business Information

Street Address 1	9TH FLOOR, SOUTH TOWER
Street Address 2	ROYAL BANK PLAZA
Street Address 3	200 BAY STREET
City	TORONTO
Province	ONTARIO
Zip/Postal Code	M5J 2W7
Country	CANADA
Phone Number	212-858-7165
Fax Number	Not provided
Email	ASHLEY.BELICH@RBCCM.COM
Website/URL	WWW.RBC.COM
CRD/IARD ID	Not provided

Location of Business Records

Street Address 1	9TH FLOOR, SOUTH TOWER
Street Address 2	ROYAL BANK PLAZA
Street Address 3	200 BAY STREET
City	TORONTO
Province	ONTARIO
Zip/Postal Code	M5J 2W7
Country	CANADA

Registration Contact Information

First Name	EILEEN
Last Name	WINKLER
Title	HEAD OF EMPLOYEE COMPLIANCE
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	2124286482
Email	EILEEN.WINKLER@RBC.COM

Enforcement/Compliance Communication Contact Information

First Name	RYAN
Last Name	TAYLOR
Title	DIRECTOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Email	RYAN.TAYLOR@RBCCM.COM

First Name	EILEEN
Last Name	WINKLER
Title	HEAD OF EMPLOYEE COMPLIANCE
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	2124286482
Email	EILEEN.WINKLER@RBC.COM

Membership Contact Information

Membership Contact
First Name	EILEEN
Last Name	WINKLER
Title	HEAD OF EMPLOYEE COMPLIANCE
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	2124286482
Email	EILEEN.WINKLER@RBC.COM

Accounting Contact
First Name	MARLIES
Last Name	BECK (TECBAC)
Street Address 1	155 WELLINGTON ST W,
Street Address 2	7TH FLR
City	TORONTO
Province	ONTARIO
Zip/Postal Code	M5V 3K7
Country	CANADA
Phone	416-842-2536
Email	MARLIES.BECK@RBC.COM

Arbitration Contact

First Name	RYAN
Last Name	TAYLOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Fax	212-658-6158
Email	RYAN.TAYLOR@RBCCM.COM

Compliance Contact

First Name	RYAN
Last Name	TAYLOR
Street Address 1	30 HUDSON STREET
Street Address 2	27TH FLOOR
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07302
Country	UNITED STATES
Phone	212-618-7566
Fax	212-658-6158
Email	RYAN.TAYLOR@RBCCM.COM

Chief Compliance Officer Contact

First Name	ASHLEY
Last Name	BELICH
Street Address 1	200 VESEY STREET
Street Address 2	8TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	212-858-7165
Email	ASHLEY.BELICH@RBCCM.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.